Exhibit 99.1

Indivior To Participate in Upcoming Investor Events

Slough, UK, and Richmond, VA, September 6, 2023 – Indivior PLC (LSE/NASDAQ: INDV) today announced that it will participate in the following investor events:

•	Morgan Stanley 21st Annual Global Healthcare Conference – New York City

Mark Crossley, Chief Executive Officer, and Ryan Preblick, Chief Financial Officer, will host 1x1 / group meetings on Monday, September 11th. Mark Crossley will participate in a fireside chat at 10:40 a.m. US EDT. Interested investors should contact their Morgan Stanley representative to schedule a meeting. The fireside chat will be publicly available and can be viewed using the following weblink:

MS Conference Weblink

•	Jefferies Global Healthcare Fireside Chat Series – Virtual

Mark Crossley, Chief Executive Officer, will participate in a fireside chat on Friday, September 22nd at 14:00 BST (9:00 a.m. US EST). The fireside chat will be publicly available and can be viewed using the following weblink:

REGISTER

Both events will also be accessible at www.indivior.com under the “Investors” section.

About Indivior

Indivior is a global pharmaceutical company working to help change patients’ lives by developing medicines to treat addiction and serious mental illnesses. Our vision is that all patients around the world will have access to evidence-based treatment for the chronic conditions and co-occurring disorders of substance use disorder (SUD). Indivior is dedicated to transforming SUD from a global human crisis to a recognized and treated chronic disease. Building on its global portfolio of OUD treatments, Indivior has a pipeline of product candidates designed to both expand on its heritage in this category and potentially address other chronic conditions and co-occurring disorders of SUD, including alcohol use disorder and cannabis use disorder. Headquartered in the United States in Richmond, VA, Indivior employs more than 1,000 individuals globally and its portfolio of products is available in 39 countries worldwide. Visit www.indivior.com to learn more. Connect with Indivior on LinkedIn by visiting www.linkedin.com/company/indivior.

Contact:

Jason Thompson

Vice President, Investor Relations

Tel: 804-402-7123 or jason.thompson@indivior.com

Tim Owens

Director, Investor Relations

Tel: 804-263-3978 or timothy.owens@indivior.com

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